TransAlta Announces Public Offering of Senior Notes

CALGARY, Alberta (November 20, 2013) – TransAlta Corporation (TransAlta Corporation) (TSX: TA; NYSE: TAC) today announced that it has agreed to issue $400 million of senior unsecured medium-term notes (the “Offering”). The notes carry a coupon rate of 5.00%, payable semi-annually, at an issue price equal to 99.516% of the principal amount of the notes.

TransAlta intends to use the net proceeds from the offering for the repayment of indebtedness, the financing of the Corporation's long-term investment plan and growth projects and for general corporate purposes.

The Offering is being made through a syndicate of investment dealers co-led by RBC Dominion Securities Inc. and CIBC World Markets Inc. under our Prospectus dated November 15, 2011 and Prospectus Supplement dated November 18, 2013. Copies of the final prospectus relating to the Offering may be obtained from SEDAR (www.sedar.com). Closing of the Offering is expected to occur on November 25, 2013.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered, sold or delivered in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release contains forward looking statements, including statements regarding the Offering and the anticipated use of proceeds from the Offering. These statements are based on TransAlta Corporation’s belief (including those of its subsidiaries) and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include changes in the market place in which these assets operate, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in the geographic areas where we operate.

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Note: All financial figures are in Canadian dollars.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540

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